UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                            --------------------

                                  FORM 11-K

                            --------------------


      [X]   ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES
                            EXCHANGE ACT OF 1934

                 For the fiscal year ended December 31, 2002

                                     OR

     [ ]  TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES
                            EXCHANGE ACT OF 1934

             For the transition period from ________ to ________


                        Commission file number 01666


  A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

                 NBTY, Inc. Employees' Stock Ownership Plan


   B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                 NBTY, INC.
                              90 Orville Drive
                              Bohemia, NY 11716

                          FINANCIAL STATEMENTS AND
                       REPORT OF INDEPENDENT CERTIFIED
                             PUBLIC ACCOUNTANTS


                                   INDEX


                                                                    Page(s)

Report of Independent Accountants                                     1-2

Financial Statements

Statements of Net Assets Available for Benefits                         3

Statement of Changes in Net Assets Available for Benefits               4

Notes to Financial Statements                                         5-8

Supplemental Schedule

Schedule H, line 4i - Schedule of Assets (Held at End of Year)          9

                       Report of Independent Auditors


To the Board of Directors and Trustees of the NBTY, Inc. Employees' Stock Ownership Plan

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the NBTY, Inc. Employees' Stock Ownership Plan (the "Plan") at December 31, 2002, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.
We believe that our audit provides a reasonable basis for our opinion.

As discussed in Note 2, the Plan changed the manner in which it accounts for distributions to participants effective January 1, 2002.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



PricewaterhouseCoopers LLP
New York, New York
May 30, 2003

The accompanying notes are an integral part of these financial statements.

                       Report of Independent Auditors


Trustee of NBTY, Inc. Employees' Stock Ownership Plan
Bohemia, New York

We have audited the accompanying statement of net assets available for benefits of NBTY, Inc. Employees' Stock Ownership Plan (the "Plan") as of December 31, 2001. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.



Nussbaum Yates & Wolpow, P.C.
Melville, New York
June 11, 2002

The accompanying notes are an integral part of these financial statements.

NBTY, Inc. Employees' Stock Ownership Plan
Statements of Net Assets Available for Benefits
December 31, 2002 and 2001
---------------------------------------------------------------------------

                                                            2002           2001

Assets
Investment in NBTY, Inc. common stock, at fair value    $51,466,100    $34,009,993
Cash and cash equivalents                                    20,709         22,636
                                                        -----------    -----------
      Net assets available for benefits                 $51,486,809    $34,032,629
                                                        ===========    ===========

The accompanying notes are an integral part of these financial statements.

NBTY, Inc. Employees' Stock Ownership Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2002
---------------------------------------------------------------------------


Additions to net assets attributed to
Investment income
  Net appreciation in fair value of investments    $17,693,857
  Interest                                                 291
Employer contributions                               2,239,500
                                                   -----------
      Total additions                               19,933,648
                                                   -----------

Deductions
Distributions to participants                        2,479,189
Administration fees                                        279
                                                   -----------
      Total deductions                               2,479,468
                                                   -----------
Net increase                                        17,454,180

Net assets available for benefits
Beginning of year                                   34,032,629
                                                   -----------
End of year                                        $51,486,809
                                                   ===========

The accompanying notes are an integral part of these financial statements.

NBTY, Inc. Employees' Stock Ownership Plan
Notes to Financial Statements
December 31, 2002 and 2001
---------------------------------------------------------------------------

1.    Description of Plan

The following description of the NBTY, Inc. Employees' Stock Ownership Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General
The Plan is an employee stock ownership plan covering substantially all employees of NBTY, Inc. and its subsidiaries (the "Employer") who are employed at calendar year-end, have completed one year of service (providing they worked at least 1,000 hours during such plan year) and who have attained the age of 20-1/2. The assets of the Plan are to be invested primarily in common stock of NBTY, Inc. for the purpose of providing its eligible employees with the benefits of ownership of common stock of NBTY, Inc. under the terms of the Plan. The Plan is designed to comply with
Section 4975(e)(7) and the regulations thereunder of the Internal Revenue Code of 1986, as Amended (Code) and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Assets of the Plan are held by a trust established under the Plan. The Plan is administered by the Employer.

No distributions from the Plan will be made until a participant retires, dies, or otherwise terminates employment with the Employer. Distributions are made in the form of Company common shares plus cash for any fractional share.

Employer Contributions
The Plan provides that the Board of Directors of the Employer, at its sole discretion, shall determine the amount, if any, that the Employer shall contribute either in cash or shares of the Employer's common stock to the trust fund for each Plan year, not to exceed the maximum amount allowed by the applicable provisions of the Internal Revenue Code. Participants are neither required nor permitted to make any contributions under the Plan.

Allocations to Participants' Accounts
Employer contributions are allocated to each participant's account in the same proportion that each participant's considered compensation bears to the total considered compensation of all participants for such year. Any earnings or losses are allocated in the same proportion that each participant's account bears to the total of all such accounts as of the beginning of the Plan year. All shares of NBTY, Inc. common stock are allocated to participants' accounts at the end of the calendar year.

Forfeitures
In 2002 and 2001, forfeited nonvested accounts of terminated participants totaled $358,292 and $175,719, respectively. Forfeitures are allocated to participants in the same manner as Employer contributions.

Diversification
Diversification is offered to participants who have attained age 55 and have completed 10 years of Plan participation. A participant meeting this criteria may elect to diversify up to 25 percent of their account balance, less any amount which applies to prior elections. The election may be made over a six-year period; in the sixth year the percentage changes to 50 percent. An election under this option results in a transfer of the applicable portion of the participant's account to the NBTY,

NBTY, Inc. Employees' Stock Ownership Plan
Notes to Financial Statements
December 31, 2002 and 2001
---------------------------------------------------------------------------

Inc. 401(k) Savings Plan, which is also sponsored by the Employer. There were no diversifications and, accordingly, no transfers out of the Plan during the current year.

Vested Benefits
If a participant's employment with the Employer is terminated at or after the participant attains age 65, and completes five years of service, or if the participant's employment is terminated at any age because of disability, the participant shall be vested in and entitled to receive 100 percent of the entire amount then in the participant's account. In the event that the termination of a participant is caused by death, the beneficiary shall be vested in and entitled to receive 100 percent of the entire amount then in the participant's account. If a participant's employment with the Employer is terminated before age 65, for any reason other than disability or death, the participant shall be entitled to an amount equal to a percentage of the balances then in the participant's account, according to the following schedule:

      Years of Service      Percentage
      ----------------      ----------

      Less than 5               0%
      5 or more               100%

However, if the Plan is determined to be top heavy, the participant shall be entitled to an amount equal to a percentage of the balances then in the participant's account in accordance with the following schedule:

      Years of Service           Percentage
      ----------------           ----------

      Less than 2                    0%
      2 but less than 3             20%
      3 but less than 4             40%
      4 but less than 5             60%
      5 but less than 6             80%
      6 or more                    100%

Payment of Benefits
Payments of common stock or cash shall be in the form of a lump sum or in installments over a period not exceeding 15 years, at the election of the participant or beneficiary. Payments related to the participant's Employer stock account will be made in Employer stock. The participant's general investment account will be distributed in the form of cash or Employer stock. Unless the participant elects otherwise, the payments shall commence no later than one year after the close of the Plan year in which the participant terminates employment due to death, disability or retirement, and no later than five years after the close of the plan year in which the participant terminates employment for any other reason.

NBTY, Inc. Employees' Stock Ownership Plan
Notes to Financial Statements
December 31, 2002 and 2001
---------------------------------------------------------------------------

2.    Summary of Significant Accounting Policies

Basis of Accounting
The accompanying financial statements are prepared on the accrual basis of accounting.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation
Investments of the Plan are stated at fair value. Securities traded in public markets are valued at their quoted market prices. Purchases and sales of securities are reflected on a trade-date basis.

Payment of Benefits
Benefits are recorded when paid. The value of a participant's benefit is determined based upon the fair market value of securities or cash distributed on the date of distribution. During the current year, the Plan changed its methodology for valuing distributions to participants. Prior to the 2002 Plan year, distributions to participants were valued utilizing the fair value of securities or other assets distributed on the Plan's previous year-end date. The change in accounting policy had no impact on the net assets available for benefits as of December 31, 2002 and 2001.

Cash and Cash Equivalents
The Plan considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

3.    Investments

Investments held by the Plan at fair value that represent five percent or more of the Plan's net assets consist of NBTY, Inc. common stock. The following table presents the Plan's investments in NBTY, Inc. common stock as determined by the last quoted trading price on December 31, 2002 and 2001.

                       2002                                      2001
      --------------------------------------    --------------------------------------
      Number of       Fair                      Number of       Fair
       Shares         Value          Cost        Shares         Value          Cost

      2,927,537    $51,466,100    $7,054,811    2,906,837    $34,009,993    $4,849,180

4.    Party-in-Interest Transactions

During 2002, the Plan purchased in the open market a total of 75,000 shares for $529,500 of the Employer's common stock as part of its investment portfolio. In addition, during 2002, the Employer issued 100,000 shares of the Employer's common stock to the Plan valued at $1,710,000. These transactions qualify as party-in-interest transactions.

NBTY, Inc. Employees' Stock Ownership Plan
Notes to Financial Statements
December 31, 2002 and 2001
---------------------------------------------------------------------------

5.    Administration of Plan Assets

The Trustee, appointed by the Employer, has sole responsibility for administration of the trust established under the Plan and for the management of the assets of the Plan held under the trust. Certain administrative functions are performed by officers or employees of the Employer. No such officer or employee receives compensation from the Plan. Most administrative expenses of the Plan are paid directly by the Employer.

6.    Plan Termination

Although the Employer has not expressed any intention to do so, it has the right to discontinue its contributions and to terminate the Plan at any time, subject to the provisions of the Plan and ERISA. In the event of Plan termination, participants will become fully vested in their respective account balances.

7.    Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated April 19, 2000 that the Plan is qualified and the trust established under the Plan is tax exempt, under the appropriate sections of the Code. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with applicable requirements of the Code.

NBTY, Inc. Employees' Stock Ownership Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2002
---------------------------------------------------------------------------

(a)            (b)                          (c)                      (d)           (e)
                                 Description of Investment
       Identity of Issue,        Including Maturity Date,
       Borrower, Lessor,       Rate of Interest, Collateral,                     Current
        or Similar Party           Par or Maturity Value            Cost          Value

 *     NBTY, Inc.            2,927,537 shares of common stock    $7,054,811    $51,466,100

*   Party-in-interest

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                 NBTY, INC. EMPLOYEES' STOCK OWNERSHIP PLAN


Date: June 27, 2003


                                 By:  /s/ Harvey Kamil
                                      -------------------------------------
                                      Harvey Kamil